FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 03, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 1

Income statement reconciliations

Appendix 1 Income statement reconciliations

	Half year ended
	30 June 2012			30 June 2011
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m

Interest receivable	9,791	-	9,791	10,812	(7)	10,805
Interest payable	(3,811)	(10)	(3,821)	(4,277)	-	(4,277)

Net interest income	5,980	(10)	5,970	6,535	(7)	6,528

Fees and commissions receivable	2,937	-	2,937	3,342	-	3,342
Fees and commissions payable	(604)	-	(604)	(583)	-	(583)
Income from trading activities	2,195	(1,326)	869	2,789	(807)	1,982
Gain on redemption of own debt	-	577	577	-	255	255
Other operating income (excluding insurance premium income)	1,194	(1,547)	(353)	1,573	(40)	1,533
Insurance net premium income	1,867	-	1,867	2,239	-	2,239
		”
Non-interest income	7,589	(2,296)	5,293	9,360	(592)	8,768

Total income	13,569	(2,306)	11,263	15,895	(599)	15,296

Staff costs	(4,257)	(456)	(4,713)	(4,419)	(190)	(4,609)
Premises and equipment	(1,073)	(34)	(1,107)	(1,119)	(54)	(1,173)
Other administrative expenses	(1,755)	(417)	(2,172)	(1,699)	(974)	(2,673)
Depreciation and amortisation	(776)	(126)	(902)	(776)	(101)	(877)

Operating expenses	(7,861)	(1,033)	(8,894)	(8,013)	(1,319)	(9,332)

Profit before other operating charges	5,708	(3,339)	2,369	7,882	(1,918)	5,964
Insurance net claims	(1,225)	-	(1,225)	(1,705)	-	(1,705)

Operating profit before impairment losses	4,483	(3,339)	1,144	6,177	(1,918)	4,259
Impairment losses	(2,649)	-	(2,649)	(4,211)	(842)	(5,053)

Operating profit/(loss)	1,834	(3,339)	(1,505)	1,966	(2,760)	(794)

Appendix 1 Income statement reconciliations (continued)

	Half year ended
	30 June 2012			30 June 2011
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	1,834	(3,339)	(1,505)	1,966	(2,760)	(794)
Own credit adjustments (1)	(2,974)	2,974	-	(236)	236	-
Asset Protection Scheme (2)	(45)	45	-	(637)	637	-
Payment Protection Insurance costs	(260)	260	-	(850)	850	-
Sovereign debt impairment	-	-	-	(733)	733	-
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	(109)	109	-
Amortisation of purchased intangible assets	(99)	99	-	(100)	100	-
Integration and restructuring costs	(673)	673	-	(353)	353	-
Gain on redemption of own debt	577	(577)	-	255	(255)	-
Strategic disposals	152	(152)	-	27	(27)	-
Bonus tax	-	-	-	(22)	22	-
RFS Holdings minority interest	(17)	17	-	(2)	2	-

Loss before tax	(1,505)	-	(1,505)	(794)	-	(794)
Tax charge	(429)	-	(429)	(645)	-	(645)

Loss from continuing operations	(1,934)	-	(1,934)	(1,439)	-	(1,439)
Profit from discontinued operations, net of tax	1	-	1	31	-	31

Loss for the period	(1,933)	-	(1,933)	(1,408)	-	(1,408)
Non-controlling interests	19	-	19	(17)	-	(17)
Preference share and other dividends	(76)	-	(76)	-	-	-

Loss attributable to ordinary and B shareholders	(1,990)	-	(1,990)	(1,425)	-	(1,425)

Notes:

(1)	Reallocation of £1,280 million loss (H1 2011 - £170 million loss) to income from trading activities and £1,694 million loss (H1 2011 - £66 million loss) to other operating income.
(2)	Reallocation to income from trading activities.

Appendix 1 Income statement reconciliations (continued)

	Quarter ended
	30 June 2012			31 March 2012			30 June 2011
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest receivable	4,774	-	4,774	5,017	-	5,017	5,410	(6)	5,404
Interest payable	(1,801)	(2)	(1,803)	(2,010)	(8)	(2,018)	(2,177)	-	(2,177)

Net interest income	2,973	(2)	2,971	3,007	(8)	2,999	3,233	(6)	3,227

Fees and commissions receivable	1,450	-	1,450	1,487	-	1,487	1,700	-	1,700
Fees and commissions payable	(314)	-	(314)	(290)	-	(290)	(323)	-	(323)
Income from trading activities	931	(274)	657	1,264	(1,052)	212	1,219	(72)	1,147
Gain on redemption of own debt	-	-	-	-	577	577	-	255	255
Other operating income (excluding insurance net premium income)	469	(75)	394	725	(1,472)	(747)	863	279	1,142
Insurance net premium income	929	-	929	938	-	938	1,090	-	1,090

Non-interest income	3,465	(349)	3,116	4,124	(1,947)	2,177	4,549	462	5,011

Total income	6,438	(351)	6,087	7,131	(1,955)	5,176	7,782	456	8,238

Staff costs	(2,036)	(107)	(2,143)	(2,221)	(349)	(2,570)	(2,099)	(111)	(2,210)
Premises and equipment	(523)	(21)	(544)	(550)	(13)	(563)	(563)	(39)	(602)
Other administrative expenses	(936)	(220)	(1,156)	(819)	(197)	(1,016)	(834)	(918)	(1,752)
Depreciation and amortisation	(382)	(52)	(434)	(394)	(74)	(468)	(396)	(57)	(453)

Operating expenses	(3,877)	(400)	(4,277)	(3,984)	(633)	(4,617)	(3,892)	(1,125)	(5,017)

Profit before other operating charges	2,561	(751)	1,810	3,147	(2,588)	559	3,890	(669)	3,221
Insurance net claims	(576)	-	(576)	(649)	-	(649)	(793)	-	(793)

Operating profit/(loss) before impairment losses	1,985	(751)	1,234	2,498	(2,588)	(90)	3,097	(669)	2,428
Impairment losses	(1,335)	-	(1,335)	(1,314)	-	(1,314)	(2,264)	(842)	(3,106)

Operating profit/(loss)	650	(751)	(101)	1,184	(2,588)	(1,404)	833	(1,511)	(678)

Appendix 1 Income statement reconciliations (continued)

	Quarter ended
	30 June 2012			31 March 2012			30 June 2011
	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory	Managed	Reallocation of one-off items	Statutory
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Operating profit/(loss)	650	(751)	(101)	1,184	(2,588)	(1,404)	833	(1,511)	(678)
Own credit adjustments (1)	(518)	518	-	(2,456)	2,456	-	324	(324)	-
Asset Protection Scheme (2)	(2)	2	-	(43)	43	-	(168)	168	-
Payment Protection Insurance costs	(135)	135	-	(125)	125	-	(850)	850	-
Sovereign debt impairment	-	-	-	-	-	-	(733)	733	-
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	-	(109)	109	-
Amortisation of purchased intangible assets	(51)	51	-	(48)	48	-	(56)	56	-
Integration and restructuring costs	(213)	213	-	(460)	460	-	(208)	208	-
Gain on redemption of own debt	-	-	-	577	(577)	-	255	(255)	-
Strategic disposals	160	(160)	-	(8)	8	-	50	(50)	-
Bonus tax	-	-	-	-	-	-	(11)	11	-
RFS Holdings minority interest	8	(8)	-	(25)	25	-	(5)	5	-

Loss before tax	(101)	-	(101)	(1,404)	-	(1,404)	(678)	-	(678)
Tax charge	(290)	-	(290)	(139)	-	(139)	(222)	-	(222)

Loss from continuing operations	(391)	-	(391)	(1,543)	-	(1,543)	(900)	-	(900)
(Loss)/profit from discontinued operations, net of tax	(4)	-	(4)	5	-	5	21	-	21

Loss for the period	(395)	-	(395)	(1,538)	-	(1,538)	(879)	-	(879)
Non-controlling interests	5	-	5	14	-	14	(18)	-	(18)
Preference share and other dividends	(76)	-	(76)	-	-	-	-	-	-

Loss attributable to ordinary and B shareholders	(466)	-	(466)	(1,524)	-	(1,524)	(897)	-	(897)

Notes:

(1)
Reallocation of £271 million loss (Q1 2012 - £1,009 million loss; Q2 2011 - £96 million gain) to income from trading activities and £247 million loss (Q1 2012 - £1,447 million loss; Q2 2011 - £228 million gain) to other operating income.

(2)	Reallocation to income from trading activities.

Appendix 2

Businesses outlined for
Disposal

Appendix 2 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of Direct Line Group, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK ('UK branch-based businesses'). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

The Group continues to work with Santander on the sale of the UK branch-based businesses. The complexity of the transaction and the focus on causing minimum disruption to customers is likely to lead to an extension of the process well into 2013.

Preparations for the planned IPO of Direct Line Group in the latter part of 2012 remain on track. The company is prepared for separation and, from 1 July, is operating on a substantially standalone basis with its own corporate functions and HR platform. Residual IT services will be provided by the Group under a Transitional Services Agreement. Direct Line Group returned £800 million to the Group during H1 2012 as part of the optimisation of its capital structure.

The table below shows total income and operating profit of Direct Line Group and the UK branch-based businesses.

	Total income		Operating profit before impairments		Operating profit
	H1 2012	FY 2011	H1 2012	FY 2011	H1 2012	FY 2011
	£m	£m	£m	£m	£m	£m

Direct Line Group (1)	1,900	4,286	219	407	219	407
UK branch-based businesses (2)	458	959	253	518	186	319

Total	2,358	5,245	472	925	405	726

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.

	RWAs		Total assets		Capital
	30 June 2012	31 December 2011	30 June 2012	31 December 2011	30 June 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn

Direct Line Group (1)	n/m	n/m	13.4	13.9	3.6	4.4
UK branch-based businesses (2)	10.3	11.1	19.2	19.3	1.0	1.1

Total	10.3	11.1	32.6	33.2	4.6	5.5

Notes:

(1)
Total income includes investment income of £163 million (FY 2011 - £302 million). Total assets and estimated capital include approximately £0.9 billion of goodwill, of which £0.7 billion is attributed to Direct Line Group by RBS Group.

(2)	Estimated notional equity based on 10% of RWAs.

Appendix 2 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	H1 2012	FY 2011
	£m	£m	£m	£m

Income statement
Net interest income	157	179	336	689
Non-interest income	45	77	122	270

Total income	202	256	458	959

Direct expenses
- staff	(35)	(40)	(75)	(158)
- other	(47)	(28)	(75)	(166)
Indirect expenses	(30)	(25)	(55)	(117)

	(112)	(93)	(205)	(441)

Operating profit before impairment losses	90	163	253	518
Impairment losses	(30)	(37)	(67)	(199)

Operating profit	60	126	186	319

Analysis of income by product
Loans and advances	57	147	204	436
Deposits	41	73	114	245
Mortgages	67	-	67	134
Other	37	36	73	144

Total income	202	256	458	959

Net interest margin	4.60%	3.19%	3.72%	3.57%
Employee numbers (full time equivalents rounded to the nearest hundred)	2,700	1,600	4,300	4,400

	Division			Total
	UK Retail	UK Corporate	Markets	30 June 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets (excluding mark-to- market derivatives)	7.3	11.5	-	18.8	18.9
Loans and advances to customers (gross)	7.5	11.9	-	19.4	19.5
Customer deposits	8.6	13.1	-	21.7	21.8
Derivative assets	-	-	0.4	0.4	0.4
Derivative liabilities	-	-	0.1	0.1	0.1
Risk elements in lending	0.5	0.9	-	1.4	1.5
Loan:deposit ratio	82%	88%	-	86%	86%
Risk-weighted assets	3.6	6.7	-	10.3	11.1

Appendix 2 Businesses outlined for disposal (continued)

Direct Line Group
The following table analyses the results of Direct Line Group between 'ongoing' and 'run-off' businesses. The income statement for each period includes the results of Direct Line Versicherung AG (DLVAG) which was acquired by Direct Line Group on 2 April 2012.

	Half year ended 30 June 2012			Half year ended 30 June 2011
	Ongoing	Run-off	Total	Ongoing	Run-off	Total
	£m	£m	£m	£m	£m	£m

Income statement
Earned premiums	2,019	13	2,032	2,057	64	2,121
Reinsurers' share	(161)	(4)	(165)	(114)	-	(114)

Net premium income	1,858	9	1,867	1,943	64	2,007
Fees and commissions	(156)	(66)	(222)	(140)	(16)	(156)
Instalment income	62	-	62	70	-	70
Other income	30	-	30	61	1	62

Total income	1,794	(57)	1,737	1,934	49	1,983
Net claims	(1,254)	29	(1,225)	(1,449)	(39)	(1,488)

Underwriting profit/(loss)	540	(28)	512	485	10	495

Staff expenses	(159)	(1)	(160)	(142)	(4)	(146)
Other expenses	(171)	(1)	(172)	(164)	(2)	(166)

Total direct expenses	(330)	(2)	(332)	(306)	(6)	(312)
Indirect expenses	(124)	-	(124)	(108)	(2)	(110)

Total expenses	(454)	(2)	(456)	(414)	(8)	(422)

Technical result	86	(30)	56	71	2	73
Investment income	134	29	163	124	9	133

Operating profit/(loss)	220	(1)	219	195	11	206

Performance ratios

Loss ratio	68%		66%	75%		74%
Commission ratio	8%		12%	7%		8%
Expense ratio	24%		24%	21%		21%
Combined operating ratio	100%		102%	103%		103%

Operating profit is reported before exceptional items of £109 million (H1 2011 - £8 million) primarily comprising separation and restructuring costs.

Appendix 3

Credit risk assets

Appendix 3 Credit risk assets

Credit risk assets
Credit risk assets analysed in this appendix are presented to supplement the balance sheet related credit risk analyses on pages 152 to 175. Credit risk assets consist of:

●	Lending - cash and balances at central banks and loans and advances to banks and customers (including overdraft facilities, instalment credit and finance leases);

●
Rate risk management, which includes foreign exchange transactions, interest rate swaps, credit default swaps and options. Exposures are mitigated by (i) offsetting in-the-money and out-of-the-money transactions where such transactions are governed by legally enforcing netting agreements; and (ii) the receipt of financial collateral (primarily cash and bonds) using industry standard collateral agreements; and

●	Contingent obligations, primarily letters of credit and guarantees.

Credit risk assets exclude issuer risk (primarily debt securities) and reverse repurchase arrangements. They take account of legal netting arrangements that provide a right of legal set-off but do not meet the offset criteria under IFRS.

Divisional analysis of credit risk assets	30 June 2012 £m	31 December 2011 £m

UK Retail	113,408	111,070
UK Corporate	103,528	105,078
Wealth	19,677	20,079
International Banking	72,644	72,737
Ulster Bank	36,605	37,781
US Retail & Commercial	56,176	56,546

Retail & Commercial	402,038	403,291
Markets	97,206	114,327
Other	67,065	64,517

Core	566,309	582,135
Non-Core	79,732	92,709

	646,041	674,844

Key points

●
Total Core exposure decreased by 3% during the period, driven by reduced placement activity with central banks and a reduction in lending and derivatives exposure within the non-bank financial institutions sector.

●
Exposure in Retail & Commercial divisions remained broadly stable, with UK Retail being the only division experiencing growth, driven by an increase in exposure to UK mortgages in line with the Group's strategy.

●
Non-Core exposure declined by 14% during the period, in line with the Group's target, as a result of continued disposals and run-off of assets, significant restructurings and unwinding of trades. The decline was observed across all regions, with significant reductions in the commercial real estate, mortgages and financial guarantors sectors.

Appendix 3 Credit risk assets (continued)

Credit risk assets (continued)

Asset quality
Internal reporting and oversight of risk assets is principally differentiated by credit grades. Customers are assigned credit grades based on various credit grading models that reflect the key drivers of default for each customer type. All credit grades across the Group map to both a Group level asset quality scale, used for external financial reporting, and a master grading scale for wholesale exposures, used for internal management reporting across portfolios. Accordingly, measures of risk exposure may be readily aggregated and reported at increasing levels of granularity depending on stakeholder or business need.

The table below shows credit risk assets by asset quality (AQ) band:

		30 June 2012				31 December 2011
Asset quality band		Core £m	Non-Core £m	Total £m	Total %	Core £m	Non-Core £m	Total £m	Total %

AQ1	0% - 0.034%	182,074	10,331	192,405	29.8	195,826	13,732	209,558	31.1
AQ2	0.034% - 0.048%	19,331	2,456	21,787	3.4	18,366	2,915	21,281	3.2
AQ3	0.048% - 0.095%	26,794	3,519	30,313	4.7	27,082	2,883	29,965	4.4
AQ4	0.095% - 0.381%	66,630	8,703	75,333	11.7	65,491	9,636	75,127	11.1
AQ5	0.381% - 1.076%	93,450	8,721	102,171	15.8	92,503	10,873	103,376	15.3
AQ6	1.076% - 2.153%	66,151	6,247	72,398	11.2	67,260	6,636	73,896	11.0
AQ7	2.153% - 6.089%	35,504	6,638	42,142	6.5	36,567	8,133	44,700	6.6
AQ8	6.089% - 17.222%	13,404	2,151	15,555	2.4	11,921	3,320	15,241	2.3
AQ9	17.222% - 100%	10,909	3,434	14,343	2.2	12,710	5,024	17,734	2.6
AQ10	100%	19,630	24,332	43,962	6.8	20,029	25,020	45,049	6.7
Other (1)		32,432	3,200	35,632	5.5	34,380	4,537	38,917	5.7

		566,309	79,732	646,041	100	582,135	92,709	674,844	100

Note:

(1)
'Other' largely comprises assets covered by the standardised approach, for which a probability of default equivalent to those assigned to assets covered by the internal ratings based approach is not available.

Appendix 3 Credit risk assets (continued)

Asset quality (continued)

	30 June 2012		31 December 2011
AQ10 credit risk assets by division	AQ10 £m	% of divisional credit risk assets %	AQ10 £m	% of divisional credit risk assets %

UK Retail	5,074	4.5	5,097	4.6
UK Corporate	5,607	5.4	5,484	5.2
Wealth	-	-	12	0.1
International Banking	926	1.3	1,736	2.4
Ulster Bank	6,834	18.7	6,305	16.7
US Retail & Commercial	647	1.2	646	1.1

Retail & Commercial	19,088	4.7	19,280	4.8
Markets	542	0.6	749	0.7

Core	19,630	3.5	20,029	3.4
Non-Core	24,332	30.5	25,020	27.0

	43,962	6.8	45,049	6.7

Key points

●
Trends in the asset quality of the Group's credit risk exposures in the first half of 2012 reflected changes in the composition of the Core portfolio (for details, see the commentary on pages 5 and 6 of this appendix) and the run-off of Non-Core assets. Overall, the asset quality of the Group's corporate exposure was broadly maintained despite the difficult external conditions in the UK and ongoing uncertainty in the eurozone.

●	The decrease in the Group's Core exposures within the AQ1 band reflects the decrease in the Group's exposure to sovereigns.

●
Defaulted assets (AQ10) in Non-Core continued to increase as a percentage of the overall Non-Core portfolio due to the run-off and disposals of performing assets, in line with expectations. Weakness in the commercial real estate market continue to be the main driver of defaulted assets within Non-Core, with approximately 80% of the defaulted assets in Non-Core occurring in that sector.

●
Given continued weaknesses in the Irish economy, the stock of defaulted assets in the Ulster Bank portfolio continued to grow, driven by exposures in the personal and property sectors. Refer to the Risk management section on Ulster Bank Group (Core and Non-Core) for more details.

●	Defaulted credit risk assets within International Banking decreased significantly as successful restructurings led to a significant amount of exposure returning to the performing book.

Appendix 3 Credit risk assets (continued)

Credit risk assets by sector and geographical region

30 June 2012	UK £m	Western Europe (excl. UK) £m	North America £m	Asia Pacific £m	Latin America £m	Other (1) £m	Total £m	Core £m	Non- Core £m

Personal	128,980	19,367	32,412	1,589	44	1,133	183,525	178,762	4,763
Banks	3,984	37,644	5,511	9,913	1,560	2,761	61,373	60,902	471
Other financial institutions	17,511	12,736	10,477	3,827	5,874	814	51,239	42,743	8,496
Sovereign (2)	30,168	32,343	18,351	670	68	1,292	82,892	81,830	1,062
Property	57,556	25,226	8,724	1,185	3,253	1,451	97,395	57,846	39,549
Natural resources	6,720	6,581	7,544	4,703	913	1,882	28,343	24,392	3,951
Manufacturing	9,855	6,264	6,911	2,067	826	1,430	27,353	25,575	1,778
Transport (3)	13,066	7,131	4,751	5,369	2,477	5,079	37,873	27,720	10,153
Retail and leisure	19,065	5,612	4,971	1,186	750	602	32,186	28,132	4,054
Telecommunications, media and technology	5,122	3,832	3,377	1,940	73	713	15,057	11,653	3,404
Business services	17,503	3,396	6,245	881	600	180	28,805	26,754	2,051

	309,530	160,132	109,274	33,330	16,438	17,337	646,041	566,309	79,732

31 December 2011

Personal	126,945	20,254	33,087	1,604	158	1,114	183,162	176,201	6,961
Banks	4,720	39,213	3,952	11,132	1,738	3,276	64,031	63,470	561
Other financial institutions	16,549	15,960	13,319	3,103	5,837	1,159	55,927	45,548	10,379
Sovereign (2)	21,053	31,374	31,391	3,399	78	1,581	88,876	87,617	1,259
Property	60,099	27,281	8,052	1,370	3,471	1,480	101,753	58,323	43,430
Natural resources	6,552	7,215	8,116	3,805	1,078	2,508	29,274	25,146	4,128
Manufacturing	9,583	7,391	7,098	2,126	1,011	1,381	28,590	26,525	2,065
Transport (3)	13,789	7,703	4,951	5,433	2,500	5,363	39,739	27,529	12,210
Retail and leisure	22,775	6,101	5,762	1,488	1,041	675	37,842	32,766	5,076
Telecommunications, media and technology	5,295	4,941	3,202	1,944	139	609	16,130	12,180	3,950
Business services	17,851	3,719	6,205	910	629	206	29,520	26,830	2,690

	305,211	171,152	125,135	36,314	17,680	19,352	674,844	582,135	92,709

Notes:

(1)	Comprises Central and Eastern Europe, the Middle East, Central Asia and Africa, and supranationals such as the World Bank.
(2)	Includes central bank exposures.
(3)
Excludes net investment in operating leases in shipping and aviation portfolios as they are accounted for as property, plant and equipment. However, operating leases are included in the monitoring and management of these portfolios.

(4)
Enhancements to Wealth credit systems in Q2 2012 resulted in refinements to sector classifications at 30 June 2012. The most significant impact has been a re-allocation of £2.6 billion from the retail and leisure sector across a number of other sectors. Prior period data have not been revised.

Appendix 3 Credit risk assets (continued)

Credit risk assets by sector and geographical region (continued)

Key points

●
Conditions in financial markets and the Group's focus on risk appetite and sector concentration had a direct impact on the composition of its portfolio during 2011 and this has continued in the first half of 2012. The following key trends were observed:

	○	A 7% decrease in exposures to sovereigns, driven by a reduction in the Group's placing of deposits with central banks;
	○	A 4% reduction in exposures to the property sector, driven by tightened controls in Core and a £4 billion reduction in Non-Core;
	○	A 6% reduction in exposure to other banks, driven by economy-wide subdued borrowing activity;
○
An 8% reduction in exposure to financial institutions, driven by a reduction in lending and derivatives across a range of entities, including finance companies, financial services companies, funds, monoline insurers and CDPCs; and

	○	A slight increase in exposure to the personal sector, driven by an increase in UK mortgages.

●
The Group's sovereign portfolio comprises exposures to central governments, central banks and sub-sovereigns such as local authorities, primarily in the Group's key markets in the UK, Western Europe and the US. Exposure predominantly comprises cash balances placed with central banks such as the Bank of England, the Federal Reserve and the Eurosystem (including the European Central Bank and central banks in the eurozone); consequently, the asset quality of this portfolio is high. Exposure to sovereigns fluctuates according to the Group's liquidity requirements and cash positions, which determine the level of cash placed with central banks. Information on the Group's exposure to governments, including eurozone peripheral sovereigns, can be found in the Risk management section on Country risk.

●
The banking sector is one of the largest in the Group's portfolio. The sector is well diversified geographically and exposures are largely collateralised and tightly controlled through the combination of a single name concentration framework and a suite of credit policies specifically tailored to the sector and country limits. Exposures to the banking sector decreased by £2.7 billion during the period, primarily due to reduced interbank lending and derivative activity.

●
The Group's exposure to the property sector totalled £97.4 billion at 30 June 2012 (a 4% decline since 31 December 2011), the majority of which relates to commercial real estate (refer to the Risk management section on Commercial real estate for further details). The remainder comprises lending to construction companies, housing associations and building material groups, which remained stable during the period.

●
Core personal lending continued to rise, driven by an increase in UK mortgages. This expansion is in line with strategy and has had no detrimental impact on credit quality (for more commentary refer to the Risk management section on Residential mortgages).

●
Exposure to the retail and leisure sector fell 15% from 31 December 2011, driven by a decline in the Core portfolio as many customers in this sector chose to de-lever balance sheets. The market outlook for this sector remains challenging, but certain sub-sectors have proven resilient to macroeconomic volatilities (e.g. food and beverages) as have large retailers with well established brands and multiple channel offerings. Whilst the sector continues to show wide variation in performance depending on sub-sector and end markets, credit metrics overall remained broadly stable during the period.

Appendix 3 Credit risk assets (continued)

Credit risk assets by sector and geographical region (continued)

Key points (continued)

●
Exposure to the transport sector includes asset-backed exposure to ocean-going vessels. The downturn observed in the shipping sector since 2008 continued into H1 2012, with oversupply of vessels, lower asset prices and lower charter rates. Credit quality in this portfolio continued to deteriorate and, despite no material defaults in this portfolio, the number of clients moved onto the Watchlist increased. The other component of this sector, land transport and logistics, performed satisfactorily in H1 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 August 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary